Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

December 18, 2014

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Commission

Securities Commission of Newfoundland and Labrador

RE: NOTICE OF CHANGE IN YEAR-END

PURSUANT TO SECTION 4.8 OF NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

Medicure Inc. (the “Corporation”) hereby gives notice to the above noted securities commissions and the TSX Venture Exchange (“TSX.V”) of a change in its fiscal year-end from May 31 to December 31, in accordance with the provisions of section 4.8 of National Instrument 51-102 - Continuous Disclosure Obligations(“NI 51-102”).

The Corporation has decided to change its fiscal year-end to December 31 in order for the Corporation to better align the Corporation’s financial reporting calendar with its industry peers and with most other companies trading on the TSX.V. As a result of the change, the Corporation will file the following financial statements with the comparative financial statements as follows:

Audited Financial Statements	Due Date	Comparative Periods
For the 7-month period ended December 31, 2014	April 30, 2015	For the twelve months ended May 31, 2014
For the twelve months ended December 31, 2015	April 30, 2016	For the twelve months ended May 31, 2014 and For the seven months ended December 31, 2014

Thereafter, the Corporation will be filing its quarterly interim financial statements with the comparative financial statements as follows:

Interim Unaudited Financial Statements	Due Date	Comparative Periods
For the three months ended March 31, 2015	May 30, 2015	For the three months ended February 28, 2014
For the six months ended June 30, 2015	August 29, 2015	For the six months ended May 31, 2014
For the nine months ended September 30, 2015	November 29, 2015	For the nine months ended August 31, 2014

Date of Report: December 18, 2014.

MEDICURE INC.

Per:

/s/ James Kinley

James Kinley CA

Chief Financial Officer